Exhibit 99.1

XPeng Announces Vehicle Delivery Results for January 2022

12,922 Smart EVs Delivered in January

•	12,922 vehicles delivered in January 2022, a 115% increase year-over-year

•	Cumulative deliveries exceeded 150,000 as of January 31, 2022

Guangzhou, China, February 1, 2022 — XPeng Inc. (“XPeng” or the “Company,” NYSE: XPEV, HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for January 2022.

XPeng delivered 12,922 Smart EVs in January 2022, representing a 115% increase year-over-year, exceeding the monthly delivery benchmark of 10,000 units for the fifth consecutive month.

Deliveries in January 2022 consisted of 6,707 P7 smart sports sedans, representing an 81% increase year-over-year. 4,029 P5 smart family sedans were delivered in January, bringing total deliveries to over 11,000 since its launch in September 2021. 2,186 G3 and G3i smart compact SUVs were delivered in January.

As of January 31, 2022, the Company’s cumulative Smart EV deliveries surpassed 150,000.

XPeng is carrying out a technology upgrade at its Zhaoqing plant, taking advantage of the scheduled production downtime over the Chinese New Year Holiday starting at the end of January to early February. The upgrade will enable accelerated delivery of the significant order backlog carried over from 2021 as well as allow us to better serve the increasing demand in the new year.

XPeng continues to rapidly expand its network in China. XPeng provided fast and reliable charging services to customers at 813 branded supercharging stations across 333 Chinese cities as of January 17, 2022.

About XPeng Inc.

XPeng is a leading Chinese smart electric vehicle company that designs, develops, manufactures, and markets Smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to explore and drive Smart EV transformation with technology and data, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPeng develops in-house its full-stack autonomous driving technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrification/electronic architecture. XPeng is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are manufactured at its plant in Zhaoqing, Guangdong province. For more information, please visit https://en.xiaopeng.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPeng’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPeng’s goals and strategies; XPeng’s expansion plans; XPeng’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPeng’s expectations regarding demand for, and market acceptance of, its products and services; XPeng’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPeng’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPeng does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

The Piacente Group

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

Marie Cheung

XPeng Inc.

Tel: +852 9750 5170 / +86 1550 7577 546

Email: mariecheung@xiaopeng.com